Exhibit 99.2

Royal Dutch Shell plc

Three month period ended March 31, 2018

Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	5

ROYAL DUTCH SHELL PLC 1ST QUARTER 2018 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

$ million		Quarters
	Definition	Q1 2018	Q4 2017	Q1 2017%[1]
Income/(loss) attributable to shareholders		5,899	3,807	3,538	+67
CCS earnings attributable to shareholders	Note 2	5,703	3,082	3,381	+69
Of which: Identified items	A	381	(1,221)	(373)

CCS earnings attributable to shareholders excluding identified items		5,322	4,303	3,754	+42
Add: CCS earnings attributable to non-controlling interest		121	94	109

CCS earnings excluding identified items		5,443	4,397	3,863	+41
Of which:
Integrated Gas		2,439	1,636	1,181
Upstream		1,551	1,650	540
Downstream		1,687	1,396	2,489
Corporate		(234)	(285)	(347)

Cash flow from operating activities		9,427	7,275	9,508	-1
Cash flow from investing activities		(4,249)	(665)	(4,324)
Free cash flow	H	5,178	6,610	5,184

Basic earnings per share ($)		0.71	0.46	0.43	+65
Basic CCS earnings per share ($)	B	0.69	0.37	0.41	+68
Basic CCS earnings per share excl. identified items ($)		0.64	0.52	0.46	+39

Dividend per share ($)		0.47	0.47	0.47	—

1.	Q1 on Q1 change.

Compared with the first quarter 2017, CCS earnings attributable to shareholders excluding identified items increased by $1.6 billion, mainly driven by higher contributions from Integrated Gas and Upstream, partly offset by lower earnings in Downstream.

Cash flow from operating activities for the first quarter 2018 was $9.4 billion, which included negative working capital movements of $0.9 billion, compared with $9.5 billion in the first quarter 2017, which included negative working capital movements of $1.6 billioni.

Total dividends distributed to shareholders in the quarter were $4.0 billion.

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented: “Shell’s strong earnings this quarter were underpinned by higher oil and gas prices, the continued growth and very good performance of our Integrated Gas business, and improved profitability in our Upstream business. Less favourable refining market conditions and lower contributions from trading impacted the earnings of our Downstream business.

We continue to upgrade our portfolio through performance improvement, new projects, divestments and the development of new businesses. Competitiveness and resilience – now and through the energy transition – are key features of our world-class investment case.

We have a strong financial framework. Our commitment to capital discipline is unchanged, we are making good progress with our $30 billion divestment programme and our outlook for free cash flow – which covered our cash dividend and interest this quarter and over the last year – is consistent with our intent to buy back at least $25 billion of our shares over the period 2018-2020.”

[i]	Revised from negative working capital movements of $1.8 billion. See Note 7 and Definition I.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	6

ADDITIONAL PERFORMANCE MEASURES

$ million		Quarters
	Definition	Q1 2018	Q4 2017	Q1 2017%[1]
Capital investment	C	5,183	6,778	4,720
Divestments	D	1,288	6,474	29

Total production available for sale (thousand boe/d)		3,839	3,756	3,752	+2

Global liquids realised price ($/b)		60.66	55.28	48.36	+25
Global natural gas realised price ($/thousand scf)		4.86	4.40	4.29	+13

Operating expenses	G	9,719	9,776	9,282	+5
Underlying operating expenses	G	9,786	9,839	9,181	+7

ROACE	E	6.4%	5.8%	4.0%
ROACE (CCS basis excluding identified items)	E	6.0%	5.6%	3.3%

Gearing[2]	F	24.7%	25.0%	28.3%

1.	Q1 on Q1 change.
2.	With effect from 2018, the net debt calculation has been amended (see Definition F). Gearing as previously published at December 31, 2017, and at March 31, 2017, was 24.8% and 27.2% respectively.

Changes to the Interim Financial Statements are described in Notes 1, 6 and 7, while revised definitions are explained in Definitions A, F and I.

Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

FIRST QUARTER 2018 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, Shell announced the sale of its shares in Shell entities in New Zealand to OMV for $578 million.

Upstream

During the quarter, Shell announced one of its largest US Gulf of Mexico exploration finds in the past decade from the Whale deep-water well (Shell share 60%). The discovery is under evaluation.

In the deep-water bid round in Mexico in January for the Gulf of Mexico, Shell won four exploration blocks on its own, four with its partner Qatar Petroleum and one with its partner Pemex Exploración y Producción. Shell will be the operator of all nine blocks.

Shell won four additional deep-water exploration blocks in Brazil, one block on its own, and three in joint bids with Chevron, Petrobras and Galp. Shell will be the operator of two blocks.

In March, the Dutch cabinet decided to reduce NAM’s production (Shell interest 50%) from the Groningen field to zero by 2030. It is expected that this decision, if fully implemented, will reduce Shell’s proved reserves by an estimated 0.5 to 0.65 billion boe in 2018.

In March, Shell completed the sale of its 19.6% interest in the West Qurna 1 oil field in Iraq to Itochu Corporation. Divestments completed in the quarter totalled $574 million.

In April, Shell announced a final investment decision to develop the Vito deep-water field in the US Gulf of Mexico. Vito (Shell interest 63.1%) is expected to reach an average peak production of 100 thousand boe/d.

Downstream

During the quarter, Shell Midstream Partners, L.P., sold approximately 36 million common units for total gross proceeds of $980 million. Gross proceeds from the public offering were $680 million with $300 million from a private offering with Shell Midstream LP Holdings LLC.

In April, Shell signed an agreement to sell its Downstream business in Argentina to Raízen. The sale includes the Buenos Aires refinery, around 645 retail stations, the global commercial businesses, as well as supply and distribution activities in the country. The businesses acquired by Raízen will continue the relationship with Shell through various commercial agreements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	7

PERFORMANCE BY SEGMENT

INTEGRATED GAS

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017%[1]
Segment earnings	2,391	848	1,822	+31
Of which: Identified items (Definition A)	(48)	(788)	641
Earnings excluding identified items	2,439	1,636	1,181	+107

Cash flow from operating activities	2,561	823	1,951	+31

Capital investment (Definition C)	1,311	1,043	805	+63

Liquids production available for sale (thousand b/d)	212	229	169	+25
Natural gas production available for sale (million scf/d)	4,407	4,364	3,317	+33

Total production available for sale (thousand boe/d)	972	981	741	+31

LNG liquefaction volumes (million tonnes)	8.90	8.52	8.18	+9
LNG sales volumes (million tonnes)	18.58	17.15	15.84	+17

1.	Q1 on Q1 change.

First quarter identified items primarily reflected an impairment charge of $50 million, a loss on fair value accounting of commodity derivatives of $30 million, and a charge of $26 million related to the impact of the weakening of the Australian dollar on a deferred tax position. Identified items also included a gain of $54 million from a deferred tax adjustment.

Compared with the first quarter 2017, Integrated Gas earnings excluding identified items benefited from increased contributions from trading, higher volumes and higher realised oil, gas and LNG prices. This more than offset the impact of higher operating expenses.

Cash flow from operating activities increased compared with the same quarter a year ago as a result of higher earnings, partly offset by increased cash margining on derivatives. Cash flow from operating activities included negative working capital movements of $384 million, compared with negative movements of $405 millionii in the same quarter a year ago.

Compared with the first quarter 2017, total production increased by 31%, mainly due to higher volumes from Pearl GTL and Gorgon. Despite the Woodside divestment that was completed in the fourth quarter 2017, LNG liquefaction volumes increased by 9% compared with the first quarter 2017, mainly due to higher volumes from Gorgon and increased feedgas supply across the portfolio.

ii	Revised from negative working capital movements of $590 million. See Note 7 and Definition I.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	8

UPSTREAM

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017%[1]
Segment earnings	1,854	2,050	(530)	+450
Of which: Identified items (Definition A)	303	400	(1,070)
Earnings excluding identified items	1,551	1,650	540	+187

Cash flow from operating activities	3,556	3,765	3,849	-8

Capital investment (Definition C)	2,479	3,485	2,854	-13

Liquids production available for sale (thousand b/d)	1,573	1,542	1,697	-7
Natural gas production available for sale (million scf/d)	7,505	7,154	7,618	-1

Total production available for sale (thousand boe/d)	2,867	2,775	3,011	-5

1.	Q1 on Q1 change.

First quarter identified items primarily reflected a total net gain on sale of assets of $606 million, mainly related to the divestments of Shell’s interests in the West Qurna 1 field in Iraq and North Sabah in Malaysia. In addition, as a result of the Dutch cabinet’s decision to reduce production from the Groningen field to zero by 2030, Shell’s joint venture NAM impaired the Groningen asset. Consequently, Shell’s share of results of the NAM joint venture for the first quarter included an impairment of $244 million, resulting in Shell’s net investment in NAM now being fully written down to zero. Other impairments totalled $70 million.

Compared with the first quarter 2017, Upstream earnings excluding identified items benefited from higher realised oil and gas prices as well as lower depreciation. This more than offset the impact of lower volumes.

Despite higher earnings, cash flow from operating activities decreased as a result of higher tax payments, portfolio impacts and lower dividends received compared with the same quarter a year ago. Cash flow from operating activities included negative working capital movements of $830 million, compared with negative movements of $671 millioniii in the first quarter 2017.

First quarter production decreased by 5%, compared with the same quarter a year ago, mainly due to the divestments of a package of assets in the UK North Sea, oil sands interests in Canada and onshore assets in Gabon, partly offset by new fields ramping-up. Excluding portfolio impacts, production was 4% higher than in the same quarter a year ago.

iii	Revised from negative working capital movements of $803 million. See Note 7 and Definition I.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	9

DOWNSTREAM

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017%[1]
Segment earnings[2]	1,806	1,116	2,580	-30
Of which: Identified items (Definition A)	119	(280)	91
Earnings excluding identified items[2]	1,687	1,396	2,489	-32
Of which:
Oil Products	1,002	884	1,653	-39
Refining & Trading	62	96	715	-91
Marketing	940	788	938	—
Chemicals	685	512	836	-18

Cash flow from operating activities	3,107	2,649	3,705	-16

Capital investment (Definition C)	1,369	2,208	1,046	+31

Refinery processing intake (thousand b/d)	2,637	2,589	2,630	—

Oil products sales volumes (thousand b/d)	6,785	6,861	6,508	+4

Chemicals sales volumes (thousand tonnes)	4,514	4,688	4,546	-1

1.	Q1 on Q1 change.
2.	Earnings are presented on a CCS basis (See Note 2).

First quarter identified items primarily reflected a gain on fair value accounting of commodity derivatives of $66 million, as well as a gain of $57 million related to deferred tax remeasurements in non-operated ventures, partly offset by impairments of $37 million.

Compared with the first quarter 2017, Downstream earnings excluding identified items reflected lower contributions from trading, adverse exchange rate effects, as well as weaker refining industry conditions.

Cash flow from operating activities reflected decreased earnings and included negative working capital movements of $29 million, compared with negative movements of $368 millioniv in the same quarter a year ago.

Oil Products

•	Refining & Trading earnings excluding identified items reflected lower contributions from trading and weaker refining industry conditions, compared with the first quarter 2017. Earnings also decreased as a result of portfolio impacts.

Refinery availability decreased to 92% compared with 94% in the first quarter 2017, mainly due to additional planned maintenance.

•	Marketing earnings excluding identified items were at the same level as in the first quarter 2017.

Compared with the first quarter 2017, Oil Products sales volumes were higher due to increased trading volumes.

Chemicals

•	Chemicals earnings excluding identified items reflected less favourable industry conditions, higher operating expenses and adverse exchange rate effects.

Chemicals manufacturing plant availability increased to 94% from 93% in the first quarter 2017, mainly reflecting lower planned maintenance.

iv	Revised from negative working capital movements of $221 million. See Note 7 and Definition I.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	10

CORPORATE

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017
Segment earnings	(227)	(838)	(410)
Of which: Identified items (Definition A)	7	(553)	(63)
Earnings excluding identified items	(234)	(285)	(347)

Cash flow from operating activities	203	38	3

First quarter identified items mainly reflected a small tax credit related to the impact of the weakening Brazilian real on deferred tax positions related to financing of the Upstream business.

Compared with the first quarter 2017, Corporate earnings excluding identified items benefited from lower net interest expense, partly offset by lower currency exchange gains.

OUTLOOK FOR THE SECOND QUARTER 2018

Compared with the second quarter 2017, Integrated Gas production is expected to be 140 to 160 thousand boe/d higher. This is mainly due to lower maintenance. LNG liquefaction volumes are expected to be at a similar level.

Compared with the second quarter 2017, Upstream production is expected to be 230 to 260 thousand boe/d lower. This is mainly due to portfolio impacts, higher maintenance, lower production at NAM in the Netherlands and field decline more than offsetting project start-ups.

Refinery availability is expected to decrease in the second quarter 2018 compared with the same period a year ago as a result of higher maintenance.

Oil products sales volumes are expected to increase by some 70 thousand boe/d compared with the same period a year ago as a result of the separation of Motiva assets, partly offset by completed divestments.

Chemicals availability is expected to increase in the second quarter 2018 as a result of lower maintenance compared with the same period a year ago.

Corporate earnings excluding identified items are expected to be a net charge of $300 – 350 million in the second quarter and a net charge of around $1.4 – 1.6 billion for the full year 2018. This excludes the impact of currency exchange rate effects and interest rate movements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	11

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017
Revenue[1]	89,235	85,422	71,796
Share of profit of joint ventures and associates	1,039	1,034	1,198
Interest and other income	840	1,668	317

Total revenue and other income	91,114	88,124	73,311

Purchases	66,528	64,095	51,266
Production and manufacturing expenses	6,923	6,563	6,658
Selling, distribution and administrative expenses	2,588	2,953	2,412
Research and development	208	260	212
Exploration	230	921	443
Depreciation, depletion and amortisation	5,334	5,796	7,838
Interest expense	936	984	1,112

Total expenditure	82,747	81,572	69,941

Income/(loss) before taxation	8,367	6,552	3,370
Taxation charge/(credit)[2]	2,336	2,615	(274)

Income/(loss) for the period[1]	6,031	3,937	3,644
Income/(loss) attributable to non-controlling interest	132	130	106

Income/(loss) attributable to Royal Dutch Shell plc shareholders	5,899	3,807	3,538

Basic earnings per share ($)[3]	0.71	0.46	0.43
Diluted earnings per share ($)[3]	0.70	0.46	0.43

1.	See Note 2 “Segment information”.
2.	Fourth quarter 2017 included a charge of $2,014 million primarily related to a remeasurement of deferred tax positions following the US tax reform legislation.
3.	See Note 3 “Earnings per share”.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017
Income/(loss) for the period	6,031	3,937	3,644
Other comprehensive income/(loss) net of tax:
Items that may be reclassified to income in later periods:
- Currency translation differences	464	355	1,222
- Unrealised gains/(losses) on securities[1]	—	258	129
- Debt instruments remeasurements[1]	(12)	—	—
- Cash flow hedging gains/(losses)	(68)	(484)	88
- Deferred cost of hedging[1]	(93)	—	—
- Share of other comprehensive income/(loss) of joint ventures and associates	22	46	60

Total	313	175	1,499
Items that are not reclassified to income in later periods:
- Retirement benefits remeasurements	1,282	(2,056)	1,753
- Equity instruments remeasurements[1]	(418)	—	—
- Share of other comprehensive income/(loss) of joint ventures and associates	1	—	—

Total	865	(2,056)	1,753

Other comprehensive income/(loss) for the period	1,178	(1,881)	3,252

Comprehensive income/(loss) for the period	7,209	2,056	6,896
Comprehensive income/(loss) attributable to non-controlling interest	93	133	116

Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	7,116	1,923	6,780

1.    See Note 1 “Basis of preparation” regarding IFRS 9 Financial Instruments.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	12

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Mar 31, 2018	Dec 31, 2017
Assets
Non-current assets
Intangible assets	24,312	24,180
Property, plant and equipment	226,328	226,380
Joint ventures and associates	28,852	27,927
Investments in securities	7,023	7,222
Deferred tax	13,247	13,791
Retirement benefits	3,256	2,799
Trade and other receivables	8,371	8,475
Derivative financial instruments[1]	1,284	919

	312,673	311,693

Current assets
Inventories	25,014	25,223
Trade and other receivables	45,071	44,565
Derivative financial instruments[1]	6,034	5,304
Cash and cash equivalents	21,927	20,312

	98,046	95,404

Total assets	410,719	407,097

Liabilities
Non-current liabilities
Debt	73,630	73,870
Trade and other payables	3,131	3,447
Derivative financial instruments[1]	883	981
Deferred tax	13,131	13,007
Retirement benefits	12,319	13,247
Decommissioning and other provisions	24,723	24,966

	127,817	129,518

Current liabilities
Debt	14,392	11,795
Trade and other payables	49,405	51,410
Derivative financial instruments[1]	5,283	5,253
Taxes payable	8,657	7,250
Retirement benefits	454	594
Decommissioning and other provisions	3,398	3,465

	81,589	79,767

Total liabilities	209,406	209,285

Equity attributable to Royal Dutch Shell plc shareholders	197,331	194,356
Non-controlling interest	3,982	3,456

Total equity	201,313	197,812

Total liabilities and equity	410,719	407,097

1.	See Note 6 “Derivative financial instruments and debt excluding finance lease liabilities”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	13

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2018 (as previously published)	696	(917)	16,932	177,645	194,356	3,456	197,812
Impact of IFRS 9 [3]	—	—	(138)	88	(50)	—	(50)
At January 1, 2018 (as revised)	696	(917)	16,794	177,733	194,306	3,456	197,762
Comprehensive income/(loss) for the period	—	—	1,217	5,899	7,116	93	7,209
Transfer from other comprehensive income	—	—	(37)	37	—	—	—
Dividends	—	—	—	(3,971)	(3,971)	(208)	(4,179)
Share-based compensation[4]	—	(119)	(238)	191	(166)	—	(166)
Other changes in non-controlling interest	—	—	—	46	46	641	687

At March 31, 2018	696	(1,036)	17,736	179,935	197,331	3,982	201,313

At January 1, 2017	683	(901)	11,298	175,566	186,646	1,865	188,511
Comprehensive income/(loss) for the period	—	—	3,242	3,538	6,780	116	6,896
Dividends	—	—	—	(3,903)	(3,903)	(31)	(3,934)
Scrip dividends	4	—	(4)	1,249	1,249	—	1,249
Share-based compensation	—	557	(510)	(1)	46	—	46
Other changes in non-controlling interest	—	—	—	(1)	(1)	(14)	(15)

At March 31, 2017	687	(344)	14,026	176,448	190,817	1,936	192,753

1.	See Note 4 “Share capital”.
2.	See Note 5 “Other reserves”.
3.	See Note 1 “Basis of preparation”.
4.	The amendments to IFRS 2 Share-based Payment became effective January 1, 2018. Following adoption of the amendments, components of share-based payments that were previously classified as cash-settled are now classified as equity-settled. This resulted in an increase of $172 million in the share plan reserve within other reserves and a net increase of $125 million in retained earnings.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	14

CONSOLIDATED STATEMENT OF CASH FLOWS

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017
Income/(loss) for the period	6,031	3,937	3,644
Adjustment for:
- Current tax	2,169	1,467	1,882
- Interest expense (net)	737	817	952
- Depreciation, depletion and amortisation	5,334	5,796	7,838
- Exploration well write-offs[1]	109	541	284
- Net (gains)/losses on sale and revaluation of non-current assets and businesses	(607)	(1,319)	70
- Share of (profit)/loss of joint ventures and associates	(1,039)	(1,034)	(1,198)
- Dividends received from joint ventures and associates	750	1,647	776
- (Increase)/decrease in inventories	281	(1,368)	266
- (Increase)/decrease in current receivables[1]	(683)	(2,544)	721
- Increase/(decrease) in current payables[1]	(484)	2,040	(2,552)
- Derivative financial instruments[1]	(763)	(140)	49
- Deferred tax, retirement benefits, decommissioning and other provisions[1]	(51)	167	(2,143)
- Other[1]	12	(367)	9
Tax paid	(2,369)	(2,365)	(1,090)

Cash flow from operating activities	9,427	7,275	9,508

Capital expenditure	(4,789)	(5,861)	(4,306)
Investments in joint ventures and associates	(415)	(202)	(194)
Proceeds from sale of property, plant and equipment and businesses	747	2,866	122
Proceeds from sale of joint ventures and associates	21	221	1
Interest received	156	157	123
Other	31	2,154	(70)

Cash flow from investing activities	(4,249)	(665)	(4,324)

Net increase/(decrease) in debt with maturity period within three months	2,707	543	(290)
Other debt:
- New borrowings	241	120	364
- Repayments	(1,390)	(4,103)	(1,322)
Interest paid	(889)	(840)	(850)
Change in non-controlling interest	674	6	2
Cash dividends paid to:
- Royal Dutch Shell plc shareholders	(3,971)	(2,266)	(2,654)
- Non-controlling interest	(124)	(97)	(31)
Repurchases of shares	—	—	—
Shares held in trust: net sales/(purchases) and dividends received	(894)	(443)	(60)

Cash flow from financing activities	(3,646)	(7,080)	(4,841)

Currency translation differences relating to cash and cash equivalents	83	83	122

Increase/(decrease) in cash and cash equivalents	1,615	(387)	465

Cash and cash equivalents at beginning of period	20,312	20,699	19,130

Cash and cash equivalents at end of period	21,927	20,312	19,595

1.	Prior period comparatives within Cash flow from operating activities have been revised to conform with current year presentation. Overall, the revisions do not have an impact on the previously published Cash flow from operating activities. See Note 7 “Change in presentation of Consolidated Statement of Cash Flows”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union, and on the basis of the same accounting principles as those used in the Annual Report and Form 20-F for the year ended December 31, 2017 (pages 142 to 148) as filed with the U.S. Securities and Exchange Commission, except for the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on January 1, 2018, and should be read in conjunction with that filing.

IFRS 9 sets out the requirements for recognising and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. Furthermore, the standard facilitates use of hedge accounting and also results in different income recognition upon the sale of certain investments in securities. The adoption of IFRS 9 resulted in a decrease of $83 million in equity at January 1, 2018, mainly representing the recognition of additional provisions for impairment of receivables under the expected loss model. In addition, changing the measurement basis from amortised cost to fair value for certain financial assets resulted in an increase of $33 million in equity at January 1, 2018. Furthermore, a reclassification within equity between other reserves and retained earnings, primarily representing deferred cost of hedging, was recognised.

IFRS 15 provides a single model of accounting for revenue arising from contracts with customers based on the identification and satisfaction of performance obligations, and revenue from contracts with customers that is distinguished from other sources. Shell has adopted IFRS 15 with effect from January 1, 2018, and has elected to apply the modified retrospective transition approach. Although IFRS 15 does not generally represent a change from Shell’s current practice, the accounting for certain contracts, such as those with provisional pricing or take-or-pay arrangements, and underlifts and overlifts, has been identified as an area of change. However, these do not have a significant effect on Shell’s accounting or disclosures, and therefore no transition adjustment is presented.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2017 were published in Shell’s Annual Report and Form 20-F and a copy was delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

INFORMATION BY SEGMENT

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017
Third-party revenue
Integrated Gas	10,721	8,205	8,419
Upstream	2,572	2,644	1,609
Downstream	75,926	74,561	61,752
Corporate	16	12	16
Total third-party revenue[1]	89,235	85,422	71,796

Inter-segment revenue
Integrated Gas	1,088	1,199	805
Upstream	8,904	8,258	8,661
Downstream	794	1,281	726
Corporate	—	—	—

CCS earnings
Integrated Gas	2,391	848	1,822
Upstream	1,854	2,050	(530)
Downstream	1,806	1,116	2,580
Corporate	(227)	(838)	(410)
Total	5,824	3,176	3,462

1.	First quarter 2018 includes $ 534 million of revenue from sources other than from contracts with customers.

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017
Income/(loss) attributable to Royal Dutch Shell plc shareholders	5,899	3,807	3,538
Income/(loss) attributable to non-controlling interest	132	130	106

Income/(loss) for the period	6,031	3,937	3,644
Current cost of supplies adjustment:
Purchases	(274)	(1,022)	(217)
Taxation	67	287	60
Share of profit/(loss) of joint ventures and associates	—	(26)	(25)

Current cost of supplies adjustment[1]	(207)	(761)	(182)

CCS earnings	5,824	3,176	3,462
of which:
CCS earnings attributable to Royal Dutch Shell plc shareholders	5,703	3,082	3,381
CCS earnings attributable to non-controlling interest	121	94	109

1.	The adjustment attributable to Royal Dutch Shell plc shareholders is a negative $196 million in the first quarter 2018 (Q4 2017: negative $725 million; Q1 2017: negative $157 million).

3.	Earnings per share

EARNINGS PER SHARE

	Quarters
	Q1 2018	Q4 2017	Q1 2017
Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	5,899	3,807	3,538
Weighted average number of shares used as the basis for determining:
Basic earnings per share (million)	8,304.6	8,274.6	8,154.8
Diluted earnings per share (million)	8,377.2	8,354.5	8,222.9

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

4.	Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2018	4,597,136,050	3,745,486,731	387	309	696

At March 31, 2018	4,597,136,050	3,745,486,731	387	309	696

At January 1, 2017	4,428,903,813	3,745,486,731	374	309	683
Scrip dividends	47,791,678	—	4	—	4

At March 31, 2017	4,476,695,491	3,745,486,731	378	309	687

1.	Share capital at March 31, 2018 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At Royal Dutch Shell plc’s Annual General Meeting on May 23, 2017, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €190 million (representing 2,714 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 23, 2018, and the end of the Annual General Meeting to be held in 2018, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

5.	Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2018 (as previously published)	37,298	154	84	1,440	(22,044)	16,932
Impact of IFRS 9	—	—	—	—	(138)	(138)
At January 1, 2018 (as revised)	37,298	154	84	1,440	(22,182)	16,794
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,217	1,217
Transfer from other comprehensive income	—	—	—	—	(37)	(37)
Share-based compensation	—	—	—	(238)	—	(238)

At March 31, 2018	37,298	154	84	1,202	(21,002)	17,736

At January 1, 2017	37,311	154	84	1,644	(27,895)	11,298
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	3,242	3,242
Scrip dividends	(4)	—	—	—	—	(4)
Share-based compensation	—	—	—	(510)	—	(510)

At March 31, 2017	37,307	154	84	1,134	(24,653)	14,026

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

6.	Derivative financial instruments and debt excluding finance lease liabilities

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2017, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2018 are consistent with those used in the year ended December 31, 2017, and the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have not changed materially since that date.

With effect from 2018, current and non-current derivative assets and liabilities are no longer presented as part of “Trade and other receivables” and “Trade and other payables”, but separately disclosed on the Balance Sheet to provide more insight.

The table below provides the comparison of the fair value with the carrying amount of debt excluding finance lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING FINANCE LEASE LIABILITIES

$ million	Mar 31, 2018	Dec 31, 2017
Carrying amount	73,350	70,140
Fair value[1]	76,581	74,650

1.	Mainly determined from the prices quoted for these securities.

7.	Change in presentation of Consolidated Statement of Cash Flows

With effect from 2018, the reconciliation from “Income for the period” to “Cash flow from operating activities” has been revised to provide more insight and improve correlation with the Balance Sheet and Statement of Income. “Cash flow from operating activities” itself remains unchanged.

Exploration well write-offs, previously presented under “Other”, are shown separately. Changes in current and non-current derivative financial instruments, previously presented under “Decrease/(increase) in working capital” and “Other”, are presented under a new line item “Derivative financial instruments”. Changes in current retirement benefits and decommissioning provisions, previously included in “Increase/(decrease) in payables”, are presented under “Deferred tax, retirement benefits, decommissioning and other provisions”, together with changes in non-current balances. The impact of these changes is presented below.

$ million	Quarters
	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Full year 2017
Working capital movements (as previously published)	(1,828)	2,258	(2,467)	(1,121)	(3,158)
Impact of working capital definition changes on:
- (Increase)/decrease in current receivables	(1,087)	(238)	1,018	(585)	(892)
- Increase/(decrease) in current payables	1,350	444	172	(166)	1,800
Working capital movements (as revised) (I)	(1,565)	2,464	(1,277)	(1,872)	(2,250)

Cash flow from operating activities excluding working capital movements (as previously published)	11,336	9,027	10,049	8,396	38,808
Impact of working capital definition changes on:
- Exploration well write-offs	284	25	47	541	897
- Derivative financial instruments	49	128	(1,076)	(140)	(1,039)
- Deferred tax, retirement benefits, decommissioning and other provisions	(104)	(129)	(161)	12	(382)
- Other	(492)	(230)	—	338	(384)
Cash flow from operating activities excluding working capital movements (as revised) (II)	11,073	8,821	8,859	9,147	37,900

Cash flow from operating activities (unchanged) (I + II)	9,508	11,285	7,582	7,275	35,650

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

DEFINITIONS

A.	Identified items

Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items. These items, either individually or collectively, can cause volatility to net income, in some cases driven by external factors, which may hinder the comparative understanding of Shell’s financial results from period to period. The impact of identified items on Shell’s CCS earnings is shown below.

IDENTIFIED ITEMS

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017
Identified items before tax
- Divestment gains/(losses)	625	1,220	(70)
- Impairments	(417)	(426)	(2,444)
- Fair value accounting of commodity derivatives and certain gas contracts	66	(652)	573
- Redundancy and restructuring	63	(135)	(76)
- Other	53	356	(89)

Total identified items before tax	390	363	(2,106)

Tax impact
- Divestment gains/(losses)	(10)	55	267
- Impairments	16	105	919
- Fair value accounting of commodity derivatives and certain gas contracts	(8)	111	(69)
- Redundancy and restructuring	(16)	28	31
- Impact of exchange rate movements on tax balances	(45)	(111)	535
- Other	54	(1,772)	22

Total tax impact	(9)	(1,584)	1,705

Identified items after tax
- Divestment gains/(losses)	615	1,275	197
- Impairments	(401)	(321)	(1,525)
- Fair value accounting of commodity derivatives and certain gas contracts	58	(541)	504
- Redundancy and restructuring	47	(107)	(45)
- Impact of exchange rate movements on tax balances	(45)	(111)	535
- Other	107	(1,416)	(67)

Impact on CCS earnings	381	(1,221)	(401)

Of which:
Integrated Gas	(48)	(788)	641
Upstream	303	400	(1,070)
Downstream	119	(280)	91
Corporate	7	(553)	(63)

Impact on CCS earnings attributable to non-controlling interest	—	—	(28)

Impact on CCS earnings attributable to shareholders	381	(1,221)	(373)

The categories above represent the nature of the items identified irrespective of whether the items relate to Shell subsidiaries or joint ventures and associates. The after-tax impact of identified items of joint ventures and associates is fully reported within “Share of profit of joint ventures and associates” on the Consolidated Statement of Income, and fully reported as “identified items before tax” in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of “underlying operating expenses” (Definition G).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products as well as power and environmental products. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.

Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Integrated Gas and Upstream segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Other identified items represent other credits or charges Shell’s management assesses should be excluded to provide additional insight, such as the impact arising from the US tax reform legislation and certain provisions for onerous contracts or litigation.

B.	Basic CCS earnings per share

Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders (see Note 2), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).

C.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It comprises capital expenditure, new investments in joint ventures and associates, exploration expense excluding well write-offs, new finance leases and investments in Integrated Gas, Upstream and Downstream equity securities, all of which on an accruals basis.

The reconciliation of “Capital expenditure” to “Capital investment” is as follows.

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017
Capital expenditure	4,789	5,861	4,306
Investments in joint ventures and associates	415	202	194
Exploration expense, excluding exploration wells written off	122	380	157
Finance leases	182	330	41
Other[1]	(325)	5	22

Capital investment	5,183	6,778	4,720
Of which:
Integrated Gas	1,311	1,043	805
Upstream	2,479	3,485	2,854
Downstream	1,369	2,208	1,046
Corporate	24	42	15

1.	First quarter 2018 includes a payment of $380 million related to a payable position that formed part of the acquisition of Marathon Oil Canada Corporation in Canada in the second quarter 2017.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

D.	Divestments

Divestments is a measure used to monitor the progress of Shell’s divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments in equity securities, reported in “Cash flow from investing activities”, adjusted onto an accruals basis and for any share consideration received or contingent consideration initially recognised upon the related divestment, as well as proceeds from the sale of interests in entities while retaining control (for example, proceeds from sale of interest in Shell Midstream Partners, L.P.), which are included in “Change in non-controlling interest” within “Cash flow from financing activities”.

In future periods, the proceeds from any disposal of shares received as divestment consideration, and proceeds from realisation of contingent consideration, will be included in “Cash flow from investing activities”.

The reconciliation of “Proceeds from sale of property, plant and equipment and businesses” to “Divestments” is as follows.

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017
Proceeds from sale of property, plant and equipment and businesses	747	2,866	122
Proceeds from sale of joint ventures and associates	21	221	1
Share and contingent consideration[1]	—	217	—
Proceeds from sale of interests in entities while retaining control	673	—	—
Other[2]	(153)	3,170	(94)

Divestments	1,288	6,474	29
Of which:
Integrated Gas	14	3,021	12
Upstream	574	3,254	17
Downstream	700	199	—
Corporate	—	—	—

1.	This is valued at the date of the related divestment, instead of when these shares are disposed of or the contingent consideration is realised.
2.	Fourth quarter 2017 includes proceeds of $2,635 million from the sale of shares in Woodside Petroleum Limited.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017
Income for current and previous three quarters	15,822	13,435	7,966
Interest expense after tax	2,645	2,995	3,268

Income before interest expense	18,467	16,430	11,234

Capital employed – opening	284,382	280,988	278,887
Capital employed – closing	289,335	283,477	284,382

Capital employed – average	286,859	282,233	281,635

ROACE	6.4%	5.8%	4.0%

Return on average capital employed on a CCS basis excluding identified items is defined as the sum of CCS earnings attributable to shareholders excluding identified items for the current and previous three quarters, as a percentage of the average capital employed for the same period.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017
CCS earnings excluding identified items	17,332	15,764	9,386

Capital employed – average	286,859	282,233	281,635

ROACE on a CCS basis excluding identified items	6.0%	5.6%	3.3%

F.	Gearing

Gearing is a key measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. With effect from 2018, the net debt calculation includes the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management believes this amendment is useful, because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the Balance Sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate. Prior period comparatives have been revised to reflect the change in net debt calculation.

$ million	Quarters
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017
Current debt	14,392	11,795	8,620
Non-current debt	73,630	73,870	83,009

Total debt[1]	88,022	85,665	91,629

Add: Debt-related derivative financial instruments: net liability/(asset) [2]	42	591	3,892
Less: Cash and cash equivalents	(21,927)	(20,312)	(19,595)

Net debt	66,137	65,944	75,926

Add: Total equity	201,313	197,812	192,753

Total capital	267,450	263,756	268,679

Gearing[3]	24.7%	25.0%	28.3%

1.	Includes finance lease liabilities of $14,672 million at March 31, 2018, $15,524 million at December 31, 2017, and $14,704 million at March 31, 2017.
2.	There were no collateral balances in the quarters presented.
3.	Gearing as previously published at December 31, 2017, and at March 31, 2017, was 24.8% and 27.2% respectively. Gearing as previously published at December 31, 2016, was 28.0% (29.1% as per revised net debt calculation).

G.	Operating expenses

Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses measures Shell’s total operating expenses performance excluding identified items.

$ million	Quarters
	Q1 2018	Q4 2017	Q1 2017
Production and manufacturing expenses	6,923	6,563	6,658
Selling, distribution and administrative expenses	2,588	2,953	2,412
Research and development	208	260	212

Operating expenses	9,719	9,776	9,282

Less identified items:
Redundancy and restructuring charges/(reversal)	67	(152)	(73)
Provisions/(reversal)	—	215	(28)

	67	63	(101)

Underlying operating expenses	9,786	9,839	9,181

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

H.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments, after investment in maintaining and growing our business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities” as shown on page 6.

I.	Cash flow from operating activities excluding working capital movements

Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.

Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

$ million	Q1 2018	Q4 2017	Q1 2017
Cash flow from operating activities	9,427	7,275	9,508

- (Increase)/decrease in inventories	281	(1,368)	266
- (Increase)/decrease in current receivables[1]	(683)	(2,544)	721
- Increase/(decrease) in current payables[1]	(484)	2,040	(2,552)

(Increase)/decrease in working capital[2]	(886)	(1,872)	(1,565)

Cash flow from operating activities excluding working capital movements[2]	10,313	9,147	11,073

1.	See Note 7 “Change in presentation of Consolidated Statement of Cash Flows”.
2.	As previously published, working capital increased by $1,121 million in the fourth quarter 2017, and by $1,828 million in the first quarter 2017. Cash flow from operating activities excluding working capital movements, as previously published, was $8,396 million in the fourth quarter 2017, and $11,336 million in the first quarter 2017.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2017 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, April 26, 2018. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This announcement contains inside information.

April 26, 2018

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Linda Szymanski, Company Secretary

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

•	Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	25

APPENDIX

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED MARCH 31, 2018

•	Cash and cash equivalents increased to $21.9 billion at March 31, 2018, from $20.3 billion at December 31, 2017.

•	Cash flow from operating activities was an inflow of $9.4 billion for the first quarter 2018, driven by first quarter earnings and dividends from joint ventures and associates, partly offset by a negative movement in working capital and derivative financial instruments.

•	Cash flow from investing activities was an outflow of $4.2 billion, mainly driven by capital expenditure of $4.8 billion partly offset by proceeds from the sale of property, plant, equipment and businesses of $0.7 billion.

•	Cash flow from financing activities was an outflow of $3.6 billion, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $4.0 billion, payments related to shares held in trust of $0.9 billion and interest payments of $0.9 billion, partly offset by a net issuance of debt of $1.6 billion.

•	Total current and non-current debt increased to $88.0 billion at March 31, 2018, compared with $85.7 billion at December 31, 2017. Total debt excluding finance leases increased by $3.2 billion and the carrying amount of finance leases decreased by $0.9 billion. No debt was issued in the first quarter 2018 under the US shelf registration or Euro medium-term note (EMTN) programmes.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $4.0 billion in the first quarter 2018, compared with $2.7 billion in the first quarter 2017. The scrip dividend programme has been cancelled with effect from the fourth quarter 2017 interim dividend. Under this programme, an additional $1.2 billion dividends were distributed in the first quarter 2017.

•	Dividends of $0.47 per share are announced on April 26, 2018, in respect of the first quarter 2018. These dividends are payable on June 18, 2018. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2017 for additional information on the dividend access mechanism.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	26

CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at March 31, 2018. This information is derived from the Unaudited Condensed Consolidated Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
Mar 31, 2018

Equity attributable to Royal Dutch Shell plc shareholders	197,331

Current debt	14,392
Non-current debt	73,630
Total debt[A]	88,022
Total capitalisation	285,353

[A]	Of the total carrying amount of debt at March 31, 2018, $73.3 billion was unsecured and $14.7 billion was secured, and $61.5 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2017: $58.5 billion).

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out the consolidated unaudited ratio of earnings to fixed charges for the years ended December 31, 2013, 2014, 2015, 2016, 2017 and the three months ended March 31, 2018:

	$ million
	Three months ended March 31	Years ended December 31
	2018	2017	2016	2015	2014	2013
Pre-tax income from continuing operations before income from joint ventures and associates	7,328	13,905	2,061	(1,480)	22,198	26,317
Total fixed charges	1,095	4,270	3,508	2,495	2,113	1,710
Distributed income from joint ventures and associates	750	4,998	3,820	4,627	6,902	7,117
Interest capitalised	(212)	(622)	(725)	(839)	(757)	(762)
Total earnings	8,961	22,551	8,664	4,803	30,456	34,382
Interest expensed and capitalised	914	3,562	2,736	1,795	1,522	1,412
Interest within rental expense	181	708	772	700	591	298
Total fixed charges	1,095	4,270	3,508	2,495	2,113	1,710
Ratio of earnings to fixed charges	8.18	5.28	2.47	1.93	14.41	20.11

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	27